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Exhibit 12.1

2U, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges

				Six Months Ended June 30,
	2012	2013	2014	2014	2015
Fixed charges:
Interest expense related to indebtedness	$21	$6	$198	$65	$94
Estimated interest component of rent expense(1)	554	702	870	430	477
Amortization of capitalized expenses related to indebtedness	—	—	317	157	157
Capitalized interest expense	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—
Preferred stock accretion(2)	339	347	89	89	—

Total fixed charges	$914	$1,055	$1,474	$741	$728

Earnings (loss):
Loss before income taxes	(23,113)	(27,953)	(28,999)	(17,645)	(15,098)
Add: fixed charges per above	914	1,055	1,474	741	728
Less: capitalized interest expense	—	—	—	—	—

Total loss	$(22,199)	$(26,898)	$(27,525)	$(16,904)	$(14,370)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(23,113)	$(27,953)	$(28,999)	$(17,645)	$(15,098)

(1)
Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

(2)
Upon the closing of the IPO, all shares of the then-outstanding redeemable convertible preferred stock automatically converted into an aggregate of 23,501,208 shares of common stock, based on the shares of redeemable convertible preferred stock outstanding as of April 2, 2014. The preferred stock accretion is computed as the amount of the accretion divided by (1 minus the effective income tax rate applicable to continuing operations). Since inception, the Company's tax rate has been 0%. The deficiency of earnings available to cover fixed charges adjusted for preferred stock accretion would result in $24,563, $22,774, $27,606, $28,593, and $17,399 for year ended 2011, 2012, 2013, 2014 and six months ended 2014, respectively.

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  Exhibit 12.1
2U, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges